RALLY

Bill of Sale

As of December 18, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and R & R Auction of Massachusetts (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#APPLE1
Description:	1976 Apple-1 Computer with Original Box Signed by Steve Wozniak
Total Acquisition Cost:	$ 736,862.50
Consideration: Cash (%) Equity (%) Total	$ 736,862.50 (100%) $ 0 (0%) $ 736,862.50 (100%)